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Proxy Information
This proxy material concerns the following T. Rowe Price funds:

Blue Chip Growth Portfolio
Equity Income Portfolio
Equity Index 500 Portfolio
Health Sciences Portfolio
International Stock Portfolio
Limited-Term Bond Portfolio
Mid-Cap Growth Portfolio
New America Growth Portfolio
Personal Strategy Balanced Portfolio
Prime Reserve Portfolio

Dear Contract Holder:

We cordially invite you to attend an annual shareholder meeting of your portfolio on Tuesday, October 23, 2001. There is only one item on the agenda, but it is an important one - the election of fund directors. We ask you to read the enclosed information carefully and to submit your vote.

Recognizing the important role independent directors play in governing our funds, the current fund directors are asking shareholders to elect an expanded slate of directors that will increase the number of independent directors serving each fund. If the entire slate is approved, each fund Board will be composed of at least two-thirds independent directors. All of the directors standing for election currently serve on the Boards of multiple T. Rowe Price funds.

Since the director proposal is common to each of these funds, we have combined our discussion into this single proxy statement - which will reduce fund expenses. We realize it may be difficult for you to attend the meeting to vote your shares, so we are enclosing a proxy card. Just indicate your vote, sign, date, and return the card in the envelope provided.

If you would like additional information concerning the election of directors, please call one of our service representatives at 1-800-541-5910. Your participation in this vote is extremely important.

Sincerely,


James S. Riepe
Chairman of the Board
T. Rowe Price Investment Services, Inc.
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